UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ESSEX RENTAL CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

297187106
(CUSIP Number of Common Stock Underlying Warrants)

Martin A. Kroll
Chief Financial Officer
Essex Rental Corp.
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089
(847) 215-6500
Fax: (847) 215-6535
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Todd J. Emmerman
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8873
Fax: (212) 940-8776

 CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$15,040,000	$1,073
_______________
(1)
Estimated for purposes of calculating the amount of the filing fee only. Essex Rental Corp. (the “Company”) is offering to the holders of up to 8,000,000 of the Company’s (i) publicly traded warrants (the “Public Warrants”) to purchase the Company’s common stock, par value $.0001 per share (“Common Stock”), which were issued by the Company in its initial public offering and (ii) warrants to purchase shares of Common Stock sold by the Company in a private placement that closed simultaneously with the Company’s initial public offering (the “Private Warrants” and, together with the Private Warrants, the “Warrants”), the opportunity  to exercise such warrants by tendering seven (7) warrants for two (2) shares of common stock, on a cashless basis (the “Offer”). The amount of the filing fee assumes that 8,000,000 warrants (the maximum number of warrants that the Company will accept in the Offer) will be exercised in the Offer.  The filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $71.30 for each $1,000,000 of the value of the transaction.  The transaction value was determined by using the average of the high and low prices of the Public Warrants on May 5, 2010, which was $1.88.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,073
Form or Registration Number:  Schedule TO
Filing Party:  Essex Rental Corp.
Date Filed:  May 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

Introductory Statement

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Essex Rental Corp. (the "Company”) with the Securities and Exchange Commission on May 10, 2010, as amended and supplemented by Amendment No. 1 thereto filed with the SEC on June 9, 2010 (as amended and supplemented, the “Schedule TO”).  The Schedule TO relates to the offer by the Company upon the terms and conditions set forth in the Offer Letter (the "Offer Letter"), dated May 10, 2010, and related Letter of Transmittal (which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and which together constitute the “Offer”), to temporarily modify the terms of the Company's (i) publicly traded warrants (the “Public Warrants”) to purchase the Company’s common stock, par value $.0001 per share (“Common Stock”), which were issued by the Company in its initial public offering and (ii) warrants to purchase shares of Common Stock sold by the Company in a private placement that closed simultaneously with the Company’s initial public offering (the “Private Warrants” and, together with the Private Warrants, the “Warrants”), to permit holders of up to 8,000,000 Warrants to tender their Warrants for exercise on a cashless basis.

This Amendment No. 2 extends the offer period by one business day such that the offer will expire at 5:00 p.m., New York City time, on June 10, 2010 unless further extended.  Except as set forth below, the terms of the Offer and the information contained in the Offer Letter remain in effect.  All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the respective meaning ascribed to them in the Offer Letter. This Amendment No. 2 should be read together with the Schedule TO, the Offer Letter and the related Letter of Transmittal.

Item 1.	Summary Term Sheet.
Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:
The Company has extended the Offer Period.  The Offer Period and your right to withdraw warrants you tender will now expire at 5:00 p.m., New York City time, on June 10, 2010, unless the Offer Period is further extended.   A press release, dated June 10, 2010, announcing the extension of the Offer Period is filed as exhibit (a)(10) to this Amendment No. 2 and is incorporated herein by reference.
Item 4.	Terms of the Transaction.
(a) Material Terms.
Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following information:
The Company has extended the Offer Period.   The Offer Period and your right to withdraw warrants you tender will now expire at 5:00 p.m., New York City time, on June 10, 2010, unless the Offer Period is further extended.    A press release, dated June 10, 2010, announcing the extension of the Offer Period is filed as exhibit (a)(10) to this Amendment No. 2 and is incorporated herein by reference.

Item 12.	Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(10)	Press Release, dated June 10, 2010 announcing the extension of and results of the Offer through the date of the expiration, as previously amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESSEX RENTAL CORP.

By:	/s/ Martin A. Kroll
Name:	Martin A. Kroll
Title:	Chief Financial Officer

Date: June 10, 2010